Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.           Name of Corporation:

Reliabrand Inc.

2.           The articles have been amended as follows: (provide article numbers, if available)

Article 4.  The Corporation is authorized to issue two classes of shares.  One class of shares shall be designated as common stock, par value $.0001 and the total number of common shares which this Corporation is authorized to issue is 150,000,000.  The other class of shares shall be designated as preferred stock, par value $.0001, and the total number of preferred shares which this Corporation is authorized to issue is 10,000,000.  The holders of the preferred stock shall have such rights, preferences and privileges as may be determined by the Corporation’s Board of Directors prior to issuance of such shares.  The preferred stock may be issued in such series as are designated by the Corporation’s Board of Directors and the Board of Directors may fix the number of authorized shares of preferred stock for each series and the rights, preferences and privileges of each series of preferred stock.

3.           The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 68.58%

4.           Effective date and time of filing: (optional)                                                                           Date:                      Tine:

5.           Signature: (required)

/s/ Antal Markus

Signature of Officer